ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

26 September 2003

03032437

03 OCT -1 AM 7:21

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours faithfully,

TED BRINDAL
Company Secretary

dlw 10/2

Lodgement with Australian Stock Exchange:
26 September 2003 - ASX Appendix 3Y (Change of Director's Interest Notice)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**First Australian Resources Limited**
ABN	**41 009 117 293**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WARWICK ROBERT GRIGOR
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregorach Pty Ltd (Mr Grigor is a director of this company)
Date of change	31/7/03, 23/9/03, 24/9/03
No. of securities held prior to change	5,161,628 in name of Gregorach Pty Ltd
Class	Fully paid ordinary shares
Number acquired	700,000 shares purchased on-market
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	300,000 at 3.8 cents per share 400,000 at 4 cents per share
No. of securities held after change	5,861,628 shares in name of Gregorach Pty Ltd

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades on 24/9/03
Class	July 2005 7¢ options
Number Acquired	498,243 via bonus entitlement 302,249 via on-market purchase 800,492
Number Disposed	Nil
Value/Consideration	Bonus entitlement nil consideration On-market purchases at 1¢ per option
No. of Securities After Change	800,492 options in the name of Gregorach Pty Ltd
Nature of Change	On-market purchases

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**FIRST AUSTRALIAN RESOURCES LTD**
ABN	**41 009 117 293**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN EVANS
Date of last notice	15 March 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tevlo Pty Ltd <MJ Evans super fund>
Date of change	8 August 2003
No. of securities held prior to change	1,169,000 ordinary – direct 290,500 ordinary – indirect 349,875 July 03 options – indirect 5,000,000 unlisted options - indirect
Class	July 2005 Options
Number acquired	116,900 July 05 options – direct 29,050 July 05 options - indirect
Number expired	5,000,000 unlisted options expired 5 May 2003 349,875 options expired 31 July 03
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Pro-rata 1:10 bonus issue of options to all shareholders at no consideration

+ See chapter 19 for defined terms.

No. of securities held after change	1,169,000 ordinary – direct 290,500 ordinary – indirect 116,900 July 2005 options – direct 29,050 July 2005 options - indirect
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pro-rata bonus issue of options to existing shareholders and expiration of 31 July 2003 Options and incentive options

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Lee Cavness
Date of last notice	20 December 02

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 August 2003
No. of securities held prior to change	150,000 Ordinary Shares 35,000 July 2003 Options 1,000,000 May 2003 Options
Class	(see above)
Number acquired	15,000 July 2005 Options
Number expired	35,000 July 2003 Options 1,000,000 May 2003 Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Bonus issue of Options for no consideration
No. of securities held after change	150,000 Ordinary Shares 15,000 July 2005 Options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of Options to shareholders and expiration of 2003 Options.

+ See chapter 19 for defined terms.